January 12, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Terence O’Brien

Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                             Crocs, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 2, 2015

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Filed November 9, 2015

Form 8-K filed on November 5, 2015

Response Dated November 19, 2015

File No. 0-51754

Dear Mr. O’Brien:

Crocs, Inc. (the “Company,” “we,” “us” and “our”) submits this response to the additional comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 4, 2015.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

Form 10-K for the period ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Years Ended December 31, 2014 to 2013, page 42

1.              Your Note 12 on page F-36 reports that “Effects of rates different than statutory & rate exchange” favorably reduced your effective tax expense percentage rate by 47.9% in 2013. When viewed in isolation, this infers that your effective tax rate would have been a 12.9% tax benefit instead of a 35% tax expense in 2013. It is not clear how divergent foreign tax rates could entirely offset your 35% statutory tax rate and actually generate a tax benefit given that you reported $67,777 of pre-tax foreign earnings in that year. Instead, it appears that both the 47.9% favorable impact reported in 2013, as well as the 62.2% unfavorable impact reported in 2014, were calculated by combining the impacts of foreign tax rates and that of tax planning strategies which are two distinct reconciling items. Article 4-08(h)(2) of Regulation S-X requires that reconciling items exceeding 5% be separately presented, and based on your letter dated August 13, 2015, it appears that Advance Pricing Agreements had a $18.4 m favorable impact in 2013 (reducing tax expense) and thus foreign tax rates had a $10.3m ($28.7m - $18.4m) favorable impact. Similarly, it appears that in 2014 Advance Pricing Agreements had a $30.4m favorable impact implying that foreign tax rates had a $35.7m unfavorable impact if the reported net unfavorable impact was $5.3m as stated in your response. Please revise Note 12 to separately present the impact of these two reconciling items and separately address each item in MD&A. Further, quantify in MD&A the dollar impact of tax planning strategies that materially impacted your effective tax rate and disclose whether there are any known factors that may impact your ability to use these same tax planning strategies to generate similar amounts of tax benefits in future periods. Further, explain how the tax rates in specific countries materially impacted your effective tax rate in each period presented. See Section 501.12.b.4 of the Financial Reporting Codification.

Response:

With regard to your question on the “Effect of Rate Different Than Statutory & Rate Exchange,” the Company believes that the benefit associated with various Advance Pricing Agreements and various foreign tax rates should be disclosed as a single reconciling item under Article 4-08(h)(2) of Regulation S-X, as the Advance Pricing Agreements are a means of advance approval of the determination of taxable income and the associated tax rates in the various jurisdictions, not a separate strategy or item that would require separate presentation.  During 2013, the 47.9% favorable reduction from the different foreign jurisdiction tax rates resulted from an operating loss in the U.S. and gross profits in the combined foreign jurisdictions that exceeded the overall book income for the Company globally.  As the reduced tax rates applied to a number larger than the consolidated global income of the Company, the favorable reduction for this item exceeds the 35.0% U.S. statutory rate.  In addition, the reduced tax rates result from the fact that the U.S. entity incurred operating losses for which a benefit was not recognized.

A similar fact pattern in 2014 resulted in a net unfavorable rate impact, but favorable dollar impact, on tax expense for the Company from this item.  The Company incurred a consolidated book loss, and therefore the tax reduction that resulted from the difference in foreign tax rates and the U.S. statutory rate has an inverse rate impact because income was negative.

The primary factor in determining the rate reconciliation impact of the “Effect of rates different than statutory & rate exchange” is the potential fluctuation in profitability in various significant foreign jurisdictions.  In order to provide greater clarity for investors, the Company will include a table similar to that provided below in future filings to highlight how tax rates and fluctuations impact the Company’s effective tax rate annually in significant jurisdictions.

	For the Year Ended December 31, 2013
	United States	Netherlands	Japan	Canada	China	Korea
	($ thousands, except percentages)
Book income (loss)	$(34,811)	$66,630	$11,169	$220	$17,743	$3,970
Income tax expense	$22,127	$10,178	$5,513	$657	$3,737	$1,119
Effective tax rate	-63.6%	15.3%	49.4%	298.6%	21.1%	28.2%

	For the Year Ended December 31, 2014
	United States	Netherlands	Japan	Canada (1)	China	Korea
	($ thousands, except percentages)
Book income (loss)	$(34,027)	$8,606	$9,571	$913	$(9,144)	$4,434
Income tax expense (benefit)	$(9,692)	$4,955	$3,928	$(2,623)	$(623)	$642
Effective tax rate	28.5%	57.6%	41.0%	-287.3%	6.8%	14.5%

(1)         Primarily driven by a $2.9 million net benefit related to a tax settlement with the Canada Revenue Agency

2.              We understand that the “U.S. tax on foreign earnings” reconciling item had a net $6.6 million unfavorable impact on your 2014 tax provision. If taxable dividends had a $19m unfavorable impact, then please fully describe the $12.4m of offsetting items which yielded the $6.6m net impact. Further, please specifically disclose in MD&A how the indefinite reinvestment assertion impacted each period’s tax provision. Your letter dated August 13, 2015, states that the 2014 (favorable) impact was $4 million.

Response:

With regard to the reconciling item “U.S. tax on foreign earnings,” the Company stated a $6.6 million unfavorable impact on its 2014 tax provision.  This amount was a net of the $19.0 million unfavorable impact from taxable dividends at the U.S. statutory rate, offset by the $12.4 million favorable impact of the book loss for the U.S. parent company at the U.S. statutory rate.  The 2014 favorable impact of $4.0 million related to the indefinite reinvestment assertion is the impact of the deferred tax liability reversing when the associated dividend was repatriated to the U.S. during 2014.  In future filings, if material, we will specifically disclose in MD&A how the indefinite reinvestment assertion impacted the period’s tax provision.

3.              Please revise your MD&A disclosure to quantify the dollar impact of “Uncertain tax positions” on the tax provision for each period. If an audit was settled for an amount substantially less than the corresponding recognized liability than the net favorable dollar impact should be disclosed if material.

Response:

Included in the rate reconciliation are amounts and rate impacts associated with “Uncertain tax positions” and “audit settlements.”  For example, in 2014, the Company settled various audits, resulting in a net benefit of approximately $11.5 million from release of uncertain tax positions and audit settlement costs.  In future filings, the Company will include additional MD&A disclosure for “Uncertain tax positions” to quantify the dollar amount of these separate reconciling items and, if material, the net favorable dollar impact of any audits settled for an amount substantially less than the corresponding recognized liability.

Form 10-Q for the period ended September 30, 2015

Note 4 — Goodwill & Intangible Assets, page 11

4.              The $85.4m net carrying amount of capitalized software exceeds 25% of total equity. We understand that this asset is primarily comprised of the ERP system referenced on page 51. Your Form 10K for the period ended December 31, 2012 stated that the system was expected to cost $34.9m but it appears that you have incurred $88.3m through 2014 and an additional $5.8m in 2015 aggregating to $94.1m. Please disclose why the system cost $59 million (170%) more than expected and how you applied your impairment policy to this asset. Specifically, the policy on page F-12 of your Form 10K as of December 31, 2014 identifies impairment indicators including “(iv) an accumulation of costs significantly in excess of the amount originally expected for its acquisition or construction.” Disclose also the specific amortization period being used for this asset.

Response:

The original ERP system cost estimate disclosed in our Form 10-K for the year ended December 31, 2012, was provided before the blueprinting phase of the project had been completed.  Once we completed blueprinting, which was subsequent to the filing of our 2012 Form 10-K, we determined the initial estimate would not provide the level of functionality necessary to maintain our international operations, which includes transactions in over 80 countries.  The increase in costs, as compared to the original pre-blueprinting estimate, is primarily a result of developing this additional functionality, including: (i) project scope changes to expand the number of locations where the new system was implemented and enhancements in the security, reporting and governance tools; (ii) increased costs to develop data conversion software to convert data from the previous ERP system to the new ERP system, and (iii) increased consulting costs primarily associated with system enhancements.

Once we updated our ERP system cost estimate, we performed an impairment analysis to determine if the costs were recoverable.  We also performed an additional impairment analysis upon placing the system into service. Each impairment analysis was performed in accordance with ASC 360-10-35 as required by ASC 350-40-35-1.  In performing the impairment analysis we noted the following:

•                  As the ERP system was implemented globally, we determined the ERP system does not have cash flows that are separately identifiable from the cash flows of the Company as a whole.  As a result, the impairment analyses were performed at the consolidated entity level in accordance with ASC 360-10-35-24 and 35-25.

•                  As the ERP system has an anticipated useful life of seven years, we performed the impairment analyses by comparing the anticipated undiscounted cash flows for the Company as a whole, over a seven year period, to the entity wide assets at a consolidated level.  Based on these analyses, we concluded the carrying value of the intangible ERP system asset was recoverable as of both the date we updated our costs estimate and as of the date the ERP system was placed into service.

As noted above, the ERP system has an estimated useful life of seven years, which was estimated in accordance with ASC 350-30-35-3.  In determining the appropriate useful life estimate, we concluded the asset will remain in service for a minimum of seven years.

In the Form 10-K for the year ended December 31, 2015 the Company intends to include disclosures regarding the increase in the cost of the ERP system as compared to the initial cost estimate similar to the following:

•                  In 2015, we completed the implementation and customization of our fully-integrated global operational and financial accounting and resource planning system, or ERP system.  This ERP system was placed into service in the first quarter of 2015.  The total cost of the ERP system implementation was $XX.X million of which $XX.X million was capitalized and $XX.X million was expensed.  This amount represents a XX.X% increase over the initial pre-blueprinting cost estimate disclosed in our Form 10-K for the year ended December 31, 2012.  The cost increase, as compared to the original pre-blueprinting estimate, is primarily a result of the following: (i) project scope changes including: expanding the number of locations where the new system was implemented and enhancements in the security, reporting and governance tools; (ii) increased costs to develop data conversion software to convert data from the previous ERP system to the new ERP system, and (iii) increased consulting costs primarily associated with system enhancements.  The ERP system is being amortized using the straight-line method over an estimated economic useful life of seven years.

Note 11 — Income Taxes, page 23

5.              Please explain why you recognized $3.7m of income tax expense in a period in which you generated a $9.3m pre-tax loss. Quantify the material factors which impacted your tax provision for the quarter. Identify the countries where a net tax benefit was not recognized due to corresponding valuation allowances. See Item 303(b)(2) of Regulation S-K.

Response:

On a year to date basis, through September 30, 2015, the Company recorded a tax expense of $8.9 million for jurisdictions having an aggregate income of $50.0 million. The effective rate of 17.8% on this income results primarily from the majority of the income arising in lower tax jurisdictions.  Jurisdictions with aggregate losses of $59.3 million had no associated tax benefit in anticipation that it is not more likely than not that such tax benefits from the losses will be realizable.  In addition, discrete tax benefits for the nine months ended September 30, 2015 of $5.2 million have reduced the year to date tax expense to $3.7 million.  These discrete tax benefits include the release of various Uncertain Tax Benefits on settlements with tax authorities or the lapse of applicable statutes of limitations, as well as the release of valuation allowances in jurisdictions where Management has determined the tax attributes are more likely than not to be realized in future periods.  In future filings, where income tax expense is incurred on a pre-tax loss or an income tax benefit is realized on pre-tax income, the Company will disclose in a similar format all material factors impacting the inverted tax rate.

Form 8-K filed on November 5, 2015

6.              Your statement that revenue “adjusted for business model changes was up 3.7%” is a non-GAAP measure regulated by the disclosure requirements of Item 10(e) of Regulation S-K. Please disclose how you determined that revenue increased in light of the 9.4% decrease reflected in your financial statements.

Response:

The metric “revenue adjusted for business model changes” is used by management to assess period-over-period change in the performance of our continuing operations as compared to the same quarter of the previous year.  This metric is calculated on a constant currency basis and removes the impact of store closures and eliminated product lines from prior period results.  We believe this metric is useful in analyzing business trends related to our ongoing operations by excluding products and locations that have been eliminated and by removing foreign currency translation adjustments which can mask the underlying performance of the business.

The following schedule reconciles revenue as reported for the three months ended September 30, 2014 to “revenue adjusted for business model changes” for that same period.

2014 revenue adjusted for business model changes (in millions)

Three months ended
September 30, 2014
Revenues, as reported	$302.4
Less: constant currency adjustment	(25.9)
Less: decrease associated with store closures	(10.3)
Less: decrease associated with eliminated product lines	(1.8)
Revenue, as adjusted for business model changes	$264.4

Revenue, as reported, three months ended September 30, 2015	$274.1

Percentage Change	3.7%

In future filings and earnings releases, we will include reconciliations between any non-GAAP metrics and the most directly comparable GAAP metrics as well as a statement regarding the reason management believes the non-GAAP measure is useful to investors in accordance with Item 10(e) of Regulation S-K or Regulation G, as applicable.  We will also identify non-GAAP metrics and ensure that non-GAAP metrics are not given more prominence than financial results presented in accordance with GAAP.

7.              You state that your strategy is to focus on your “six core markets”. Please tell us and identify these markets in your filings and disclose the metrics you use to assess the success of this strategy. Please also clarify whether the execution of this strategy is adversely impacted by the 2015 change in your internal reporting whereby discrete financial data for your Japanese operations is no longer reviewed by your Chief Operating Decision Maker.

Response:

The six core markets where we are focusing our growth efforts include: (i) the United States, (ii) Japan, (iii) China, (iv) South Korea, (v) Germany and (vi) The United Kingdom.  These locations have been identified as large-scale geographies where we believe the greatest opportunities for growth exist.  As we noted in the “Future Outlook” section of our 2014 Form 10-K: “We are refining our business model around the world, prioritizing direct investment in larger-scale geographies to focus our [marketing] resources on the biggest opportunities, moving away from direct investment in the retail and wholesale businesses in smaller markets and transferring significant commercial responsibilities to distributors and third-party agents.”

Our focus on these six core markets includes an increased effort to develop new product offerings that will be broadly accepted in these locations and increasing our marketing efforts in these regions to increase brand awareness.  While the Chief Operating Decision Maker (CODM) considers the period-over-period revenue growth for these six core markets, we do not produce discrete financial information for these locations nor do we have operational managers for these locations.  Rather, financial information is reviewed and our operations are managed at the reportable segment level.  We also allocate our resources at the reportable segment level.  As the corporate emphasis on these six core markets is focused on product development and marketing, the lack of discrete financial information for these markets does not adversely impact the execution of our corporate strategy.

In the Form 10-K for the year ended December 31, 2015, the Company intends to include additional disclosures regarding our six core markets similar to the following:

•                  In developing our market growth and expansion strategy for 2015 and 2016, we have identified six core markets including: (i) the United States, (ii) Japan, (iii) China, (iv) South Korea, (v) Germany and (vi) The United Kingdom.  These locations have been identified as large-scale geographies where we believe the greatest opportunities for growth exist.  Accordingly, our product development efforts for our 2016 product line are largely focused on expanding our market share in these locations.  We are also focusing our marketing efforts on these regions in our efforts to increase consumer awareness of both our brand and our full product range.

Once we begin recognizing result from our spring/summer 2016 product line, we will provide additional disclosures regarding revenue growth rates for these core markets in our Form 10-Qs and Form 10-Ks.  We believe these additional disclosures will further assist investors in assessing our performance relative to our market growth strategy.

8.              Please quantify the dollar amount of “disbursements made to invalid vendors” in the 6/30/15 and the 9/30/15 quarters and explain how you assessed the corresponding impact on your disclosure controls and procedures. In providing your response please tell us and expand your disclosures to disclose whether the errors were caused by a security breach of the Company’s existing information systems or by problems with the newly implemented ERP system.

Response:

The disbursement made to invalid vendors totaled $4.8 million and consisted of two disbursements, both of which occurred in the second quarter of 2015.  These disbursements were first disclosed in the Company’s earnings release and quarterly report for the second quarter of 2015. These disbursements were the result of a sophisticated social engineering scheme and not a security breach of the Company’s existing information systems or a problem with the newly implemented ERP system.

In assessing the control implications of the improper disbursement, we determined effective monitoring controls were in place (in the form of a daily cash position review) to ensure all significant cash disbursements were properly recorded in the financial statements.  As a result of these controls, the invalid disbursements were identified promptly.  Accordingly, we have concluded the internal controls over financial reporting, as they relate to cash disbursements, operated effectively as of June 30, 2015, September 30, 2015 and continue to operate effectively.  We have further concluded the impact of the fraudulent cash disbursements was limited to the operating objectives of profitability and safeguarding of assets.

As the disbursements to invalid vendors were not caused by either a security breach or a problem with the newly implemented ERP system and as the improper disbursements were identified promptly and did not result in a failure in our internal controls over financial reporting, we have concluded no additional disclosures are required for this item.  The following are key observations made and procedures performed in assessing the disbursements made to invalid vendors:

•                  We determined the invalid transactions were not the result of a hack, data breach or other cyber security breach and no personal identity information was at risk as a result of this scheme. Additionally, while the improper disbursement was experienced under the newly implemented ERP system, the disbursement was not the result of or impacted by the change in our ERP systems.

•                  The invalid vendor provided the authorizing employee with a disbursement request that appeared to have the approval of the CEO.  As the disbursement request was within the CEO’s $5.0 million authorization limit, the authorizing employee believed he/she was acting at the request of the CEO and that he/she had obtained all required approvals and documentation to authorize the disbursement.

•                  Had the perpetrators requested amounts in excess of the $5.0 million authorization limit, the transaction would have required the approval of the Board of Directors.  Accordingly, we concluded, had the disbursement been in excess of $5.0 million, it would have been identified by the control environment that existed at the time of the fraudulent transaction.

•                  Upon identifying the improper disbursement, we hired external legal counsel who undertook a full investigation of the invalid disbursement and who engaged specialists to conduct independent assessments of our internal control environment and IT and network security. The investigation’s conclusions were consistent with the above statements and included recommendations regarding opportunities to further enhance our controls around cash disbursements, which we have implemented as noted below.

•                  Subsequent to the fraud being perpetrated, we provided additional training to finance employees to assist them in identifying phishing, IT security and other fraudulent schemes as well as companywide communication to increase overall employee awareness of phishing, IT security and other fraudulent schemes as well as to make all employees aware of resources that are available in the event a potentially fraudulent scheme is identified.  These procedures have resulted in subsequent invalid disbursement requests being identified before any payments were processed.

* * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•                              the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                              staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                              the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at 303-848-7000. Thank you again for your time and consideration.

Respectfully submitted,

CROCS, INC.

		By:	/s/ Carrie Teffner

Name: Carrie Teffner

Title: Chief Financial Officer

cc:	Daniel P. Hart (Crocs, Inc.)
Jason Day (Perkins Coie LLP)